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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           NOTIFICATION OF LATE FILING

                                   FORM 12b-25

SEC File Number  01-10329                Cusip Number  002448108

                                   [Check One]

 /X/ Form 10-K   / / Form 20-F   / / Form 11-K   / / Form 10-Q   / / Form N-SAR
                     For the Period Ended December 31, 1998

                     / / Transition Report on Form 10-K
                     / / Transition Report on Form 20-F
                     / / Transition Report on Form 11-K
                     / / Transition Report on Form 10-Q
                     / / Transition Report on Form N-SAR
                     For the Transition Period Ended  _________________________

             Read Instructions [on back page] Before Preparing Form.

                              Please Print or Type

     Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item[s] to which the notification relates:


PART I - REGISTRANT INFORMATION

Full Name of Registrant:   AW COMPUTER SYSTEMS, INC.
Former Name if Applicable: N/A
Address of Principal Executive Office [Street and Number]: 9000A Commerce
Parkway
City, State and Zip Code:  Mt. Laurel, New Jersey 08054


PART II - RULES 12b-25[b] and [c]

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25[b], the following should be completed.

                           [Check box if appropriate]

/X/    [a] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       [b] The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       [c] The accountant's statement or other exhibit required by Rule 12b-25[c] has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        On February 11, 1999, the United States Bankruptcy Court for the District of New Jersey in Camden disapproved the Company's reorganization plan and converted the Chapter 11 proceedings into proceedings under Chapter 7. The Court appointed Andrew Sklar Trustee on February 22, 1999. Because of transitional problems posed by this conversion of the proceedings, the Company was unable to timely meet its reporting obligations under the Exchange Act.


PART IV - OTHER INFORMATION

    [1] Name and telephone number of person to contact in regard to this notification

          Andrew Sklar                      609             482-7900
              [Name]                     [Area Code]      [Telephone No.]

    [2] Have all other periodic reports required under Section 13 or 15[d] of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months [or for such shorter period that the registrant was required to file such reports] been filed? If answer is no, identify report[s]. /X/ Yes / / No

    [3] Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes / / No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         AW Computer Systems discontinued operations on March 10, 1998 and filed for protection under Chapter 11 of the Federal Bankruptcy Code on May 5, 1998. On February 11, 1999, the United States Bankruptcy Court disapproved the Company's reorganization plan and converted the Chapter 11 proceedings into proceedings under Chapter 7. The Court appointed Andrew Sklar Trustee on February 22, 1999. The conversion from Chapter 11 to Chapter 7 and the recent appointment of the Trustee make any attempt to estimate results impossible.




                            AW COMPUTER SYSTEMS, INC.
                  [Name of Registrant as Specified in Charter] has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 28, 1999                             By: /s/ Andrew Sklar
     ----------------------------------              ------------------
                                                        Andrew Sklar, Trustee


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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative [other than an executive officer], evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                    ATTENTION
            Intentional misstatements or omissions of fact constitute
                 Federal Criminal Violation [See 18 U.S.C. 1001]


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 [17 CFR 240.12b-25] of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25, but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. Electronic Filers - This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.



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